UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  Neopharm, Inc.

Title of Class of Securities:  Common Stock, $.0002145 par value

CUSIP Number: 640919106

     (Date of Event Which Requires Filing of this Statement)

                        December 31, 1998

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number:  640919106

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         John P. Curran

2. Check the Appropriate Box if a Member of a Group a.
         b.

3.  SEC Use Only


4.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:

         252,800

6.  Shared Voting Power:

         644,000  (including Warrants exercisable for
         104,000 shares of Common Stock)

7.  Sole Dispositive Power:

         252,800

8.  Shared Dispositive Power:

         644,000 (including Warrants exercisable for
         104,000 shares of Common Stock)

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

         896,800

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)

          10.6%

12. Type of Reporting Person

          IN

CUSIP Number:  640919106

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

          Curran Partners, L.P.

2. Check the Appropriate Box if a Member of a Group a.
          b.

3.  SEC Use Only


4.  Citizenship or Place of Organization

          Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:


6.  Shared Voting Power:

          644,000 (including Warrants exercisable for
          104,000 shares of Common Stock)

7.  Sole Dispositive Power:


8.  Shared Dispositive Power:

          644,000 (including Warrants exercisable for
          104,000 shares of Common Stock)

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

          644,000 (including Warrants exercisable for
          104,000 shares of Common Stock)

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)

          7.6%

12. Type of Reporting Person

          PN

Item 1(a) Name of Issuer:  Neopharm, Inc.

      (b) Address of Issuer's Principal Executive Offices:

          100 Corporate North
          Suite 215
          Bannockburn, IL 60015

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

          John P. Curran
          Curran Partners, L.P.
          237 Park Avenue
          New York, New York 10017

          John P. Curran -  United States citizen

          Curran Partners, L.P. - Delaware limited partnership

    (d)   Title of Class of Securities:  Common Stock,
          $.0002145 par value (the "Common Stock")

    (e)   CUSIP Number:  640919106


Item 3.  If this statement is filed pursuant to Rule
13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)  / / Bank as defined in Section 3(a)(6) of the Act,

    (c)  / / Insurance Company as defined in
             Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee

             Retirement Income Security Act of 1974 or
             Endowment Fund,

    (g)  / / Parent Holding Company, in accordance with Rule
             13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

    (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / / Group, in accordance with Rule 13d-
             1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

 Item 4. Ownership.

             (a)   Amount Beneficially Owned:

                   As of December 31, 1998:  896,800 shares
                   (including warrants exercisable for
                   104,000 Shares of Common Stock) owned by
                   John P. Curran; 644,000 shares (including warrants exercisable for 104,000 Shares of Common Stock) owned by Curran Partners, L.P.

                   As of January 29, 1999:  911,800 shares
                   (including warrants exercisable for
                   104,000 Shares of Common Stock) owned by
                   John P. Curran; 659,000 shares (including warrants exercisable for 104,000 Shares of Common Stock) owned by Curran Partners, L.P.

             (b)   Percent of Class:

                   As of December 31, 1998:  10.6% by John
                   P. Curran; 7.6% by Curran Partners, L.P.

                   As of January 29, 1999:  10.8% by John P.
                   Curran 7.8% by Curran Partners, L.P.

             (c)   John P. Curran:

                   As of December 31, 1998: 252,800 shares with sole power to vote or to direct the vote; 644,000 shares with shared power to vote or to direct the vote; 252,800 shares with sole power to dispose or to direct the disposition of 644,000 shares with shared power to dispose of or to direct the disposition of

                   As of January 29, 1999: 252,800 shares
                   with sole power to vote or to direct the vote; 659,000 shares with shared power to vote or to direct the vote; 252,800 shares with sole power to dispose or to direct the disposition of; 659,000 shares with shared power to dispose of or to direct the disposition of

                   Curran Partners, L.P.:

                   As of December 31, 1998:  0 shares with
                   sole power to vote or to direct the vote;
                   644,000 shares with shared power to vote or to direct the vote; 0 shares with sole power to dispose or to direct the disposition of; 644,000 shares with shared power to dispose of or to direct the disposition of

                   As of January 29, 1999:  0 shares with
                   sole power to vote or to direct the vote;
                   659,000 shares with shared power to vote or to direct the vote; 0 shares with sole power to dispose or to direct the disposition of; 659,000 shares with shared power to dispose of or to direct the disposition of

Item 5.  Ownership of Five Percent or Less of a Class.

         N/A

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person.

         N/A

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported by the
         Parent Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
         Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10.

    Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


CURRAN PARTNERS, L.P.

By: /s/ John P. Curran
    _______________________
    Title:  General Partner


    /s/ John P. Curran
    ______________________
    JOHN P. CURRAN


    February 17, 1999
    _______________________
    Date

                            AGREEMENT

         The undersigned agree that this Schedule 13G dated

February 17, 1999 relating to the Common Stock of Neopharm, Inc.

shall be filed on behalf of the undersigned.


                             CURRAN PARTNERS, L.P.

                             By:  /s/ John P. Curran
                                 _______________________________
                                 John P. Curran
                                 General Partner


                                 /s/ John P. Curran
                                 _______________________________
                                 John P. Curran































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